Exhibit 99.1

MoneyHero Group Successfully Completes Business Combination with Bridgetown Holdings Limited

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Proceeds of ~US$100 million will be used to accelerate organic growth and pursue potential M&A opportunities to further strengthen MoneyHero Group’s market leading position in Greater Southeast Asia, an attractive growth region experiencing an accelerating shift towards digital channels for financial product distribution

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Transaction values MoneyHero Group at an enterprise value of US$200 million and an equity value of approximately US$198 million on a pre-money basis, and at an enterprise value of ~US$310 million and an equity value of ~US$283 million on a post-money basis

Singapore and Hong Kong – October 13, 2023 – CompareAsia Group Capital Limited (“MoneyHero” or the “Company”), a market leading financial products platform in Greater Southeast Asia, completed its previously announced business combination with Bridgetown Holdings Limited (NASDAQ: BTWN) (“Bridgetown”), a special purpose acquisition company formed as a collaboration between Pacific Century Group (“Pacific Century”) and Thiel Capital LLC (“Thiel Capital”), on October 12, 2023 (Eastern Time). The business combination was approved by Bridgetown shareholders in an Extraordinary General Meeting of Bridgetown Shareholders held on October 10, 2023.

MoneyHero Limited’s (“PubCo”) ordinary shares and public warrants are expected to begin trading on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “MNY” and “MNYWW” on October 13, 2023.

Transaction Details

The completion of the business combination values MoneyHero at an enterprise value of ~US$310 million and an equity value of ~US$283 million after reflecting net proceeds from the transaction.

MoneyHero received ~US$100 million in gross proceeds entirely through the contribution of cash held in Bridgetown’s trust account, after taking into account redemptions of approximately 36% of Bridgetown’s public shares.

“We are proud to have achieved this significant milestone in our journey,” commented Prashant Aggarwal, Chief Executive Officer of MoneyHero. “Our merger with Bridgetown not only provides the capital to further our strategic vision, but also strengthens our steadfast commitment to simplifying financial decisions for our millions of users in Singapore, Hong Kong, The Philippines, Malaysia and Taiwan. This partnership will further strengthen our leading market position through continued investment in our top-tier financial products platform, which acts as a crucial bridge between consumers and financial institutions in the high-growth region of Greater Southeast Asia.”

MoneyHero will celebrate this landmark event by ringing the NASDAQ Opening Bell on Friday, October 13th.

“MoneyHero is empowering financial service providers in the Greater Southeast Asia region to transform the way they connect with consumers—and we are honored to be part of its journey to become a household online platform for retail financial offerings in the region,” said Matt Danzeisen, Chairman, Bridgetown. “We believe MoneyHero is a strong leader in this dynamic and growing market, and we are excited to support Prashant and his talented team to create lasting value for our shareholders, employees, and partners.”

Advisors

Kirkland & Ellis served as legal advisor to MoneyHero Group.

Skadden, Arps, Slate, Meagher & Flom LLP served as legal advisor to Bridgetown.

About MoneyHero Group

MoneyHero Group, formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia with respective local market brands, currently has 270 commercial partners and had 9.1 million average Monthly Unique Users during the first half of 2023.

For more information, including an Investor Presentation, please visit https://www.moneyherogroup.com/

About Bridgetown Holdings

Bridgetown Holdings Limited is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, with a focus on technology, financial services, or media sectors in Southeast Asia. The company is formed as a collaboration between Pacific Century Group and Thiel Capital, led by Chief Executive Officer and Chief Financial Officer Daniel Wong, and Chairman Matt Danzeisen.

For more information, please visit https://www.bridgetownholdings.net/

Contact Information

For MoneyHero Group:

Kate Lee

ir@moneyherogroup.com

Ruby Chou

press@moneyherogroup.com

For Bridgetown Holdings:

Karin Wong

+852 9755 6265

Karin.Wong@pcg-group.com

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the United States federal securities laws with respect to the proposed Business Combination. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the listing of PubCo’s securities, the growth potential of the market in which PubCo operates and the potential benefits of the consummation of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown and the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the risk that the Business Combination disrupts current plans and operations of Bridgetown or the Company as a result of the announcement and consummation of the Business Combination; PubCo’s inability to obtain or maintain the listing of its securities on Nasdaq following the Business Combination; failure to realize the anticipated benefits of Business Combination; risk relating to the uncertainty of the projected financial information with respect to the Company; the amount of redemption requests made by Bridgetown’s shareholders and the amount of funds available in Bridgetown’s trust account; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which the Company and its subsidiaries (the “Group”) operate; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (the “Registration Statement”), the proxy statement/prospectus discussed below, Bridgetown’s periodic reports and other documents filed by PubCo or Bridgetown from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown nor the Company presently knows, or that Bridgetown or the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown’s and the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown and the Company anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown and the Company may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown and the Company specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company nor Bridgetown or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown’s or the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company and Bridgetown contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, Bridgetown or any other entity.